RNS Notice of AGM NOTICE OF AGM UNILEVER PLC Released 10:12:06 18 March 2025 RNS Number : 1260B Unilever PLC 18 March 2025 18 March 2025 Publication of 2025 Notice of Annual General Meeting Unilever PLC ("Unilever") announces that its 2025 Annual General Meeting ("AGM") will be held on 2025, 11.30am at the Queen Elizabeth II Centre, Westminster, London SW1P 3EE. In connection with the AGM, the following documents have been posted or made available to the s ·2025 Chair's letter and Notice of AGM ("AGM Notice") ·Proxy forms for the 2025 AGM The 2025 AGM Notice has also been published on the Company's website at: www.unilever.com/ag In compliance with UK Listing Rule 6.4.1, a copy of the 2025 AGM Notice will in due course be availa   https://data.fca.org.uk/#/nsm/nationalstoragemechanism This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com. RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy. END London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply. © 2025 London Stock Exchange plc. All rights reserved.